Exhibit 99.1

December 15, 2017

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

In compliance with the requirements set forth by the Argentine National Securities Commission, we write to report that the General Extraordinary Shareholders’ Meeting (the “Meeting”) of Grupo Financiero Galicia S.A. (the “Company”) was held on December 14, 2017 at 11:30 a.m., and was presided over by Mr. Eduardo J. Escasany. The Meeting was attended by 38 shareholders (the “Shareholders”), of which 14 were present in person and 24 were represented by proxy. The Shareholders represented 281,221,650 Class A ordinary shares, with each share entitled to five votes, representing both a capital stock value of 281,221,650 pesos and 1,406,108,250 votes, and 981,192,897 Class B”ordinary shares, with each share entitled to one vote, representing a capital stock value of 981,192,897 pesos, which resulted in a quorum of 88.48%.

Pursuant to the requirements of section 4, chapter II, Title II of the rules of the Argentine National Securities Commission, the summary of the resolutions adopted with respect to each item of the agenda of the Meeting (the “Agenda”) is as follows:

FIRST ITEM OF THE AGENDA: “Appointment of two shareholders to sign the minutes”:

The Shareholders approved the following individual shareholders to sign the Minutes: Mr. Santiago Braun and Mr. Adolfo Tamini, as well as the shareholder representative of Anses, Ignacio Alvarez Pizzo, on a voluntary basis.

SECOND ITEM OF THE AGENDA: “Consideration of the Special Balance and the Special Consolidated Split-off Merger Balance Sheet as of September 30, 2017 and the reports of the Supervisory Committee and the External Auditor prepared in accordance with article 83, subsection 1, of the Ley General de Sociedades and the regulations set by the Comisión Nacional de Valores (N.T. 2013)”.

The documents under consideration were reviewed and approved.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

THIRD ITEM OF THE AGENDA: “Consideration of the split-off merger of Banco de Galicia y Buenos Aires Sociedad Anónima and Grupo Financiero Galicia S.A. Approval of the Prior Split-off Merger Commitment signed on November 9, 2017.”

The Shareholders approved the Split-off Merger Commitment that was approved by the Board of Directors on November 9, 2017.

FOURTH ITEM OF THE AGENDA: “Request for authorizations to enter into a definitive agreement regarding the split-off merger, grant the necessary instruments and carry out the procedures before the relecant regulatory agencies in order to obtain any necessary inscriptions.”

The Shareholders approved the authorization of (i) the members of the Board of Directors and their representatives so that any of them, individually, may execute a definitive agreement and all other necessary documentation relating to the split-off merger; and (ii) any of Rafael Mariano Manóvil, Gonzalo Braceras, Enrique Cullen, Fernan Pereyra de Olazábal, Martín Berrotarán, Patricia Lastiry, Natalia Amateis, Fermín Caride, Pagani Florence, Máximo José Bomchil, Lucila Primogerio, Candela López Linetti, Facundo Nazur, Florencia Villano, Macarena Mazzola, Andrea Fabiana Paredes and María de la Cruz Bosch, individually, to take any necessary actions and execute any relevant documentation before the CNV, BYMA, the Bolsa de Comercio de Córdoba and/or the MAE, and the granting of each of the aforementioned individuals with the necessary powers to answer any requests and fulfill any requirements while carrying out any necessary actions.

Sincerely,

A. Enrique Pedemonte

Attorney in fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com